May 25, 2007

Cicely LaMothe Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:                               ARTISTdirect, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Forms 10-QSB for Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 000-30063

Dear Ms. LaMothe:

This letter sets forth the response of ARTISTdirect, Inc. (the “Company”) to the comments contained in your letter dated May 11, 2007 relating to the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005 (the “Form 10-KSB”) and the Company’s Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (the “Forms 10-QSB”), as filed by the Company with the Securities and Exchange Commission (the “Commission”).

For ease of reference, the comments of the staff have been reproduced below in italics, and the Company’s response to each such comment has been set forth immediately thereafter.

Form 10-KSB/A

Financial Statements and Notes

Note 2 — Significant Accounting Policies, page 68

Derivative Instrument, page 68

1.                                       We have read your responses to comments one through three and your amended financial statements.  Refer to the first paragraph on page 69.  We note that there is no limit or cap on the number of shares that could be issued under the sub-debt and warrants.  As a result, it was concluded that the company would not have enough sufficient authorized and unissued shares to issue the number of shares potentially issuable under the sub-debt and warrants.

Given that there is no limit or cap on the issuance of such shares, please tell us what consideration was given as to whether it is probable that the company would have sufficient authorized shares to satisfy other obligations including other outstanding warrants, employee and non-employee options, or other transactions involving the issuance of the company’s shares.

Response to Comment 1:

The Company has concluded, for the reasons described below, that it is highly probable that the Company will have sufficient shares available to satisfy its existing option and warrant obligations for the foreseeable future.

Paragraphs 28 to 35 of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), describe the types of equity awards that should be classified as a liability, including an option (or similar instrument) that could require the employer to pay an employee cash or other assets, unless cash settlement is based on a contingent event that is (a) not probable and (b) outside the control of the employee.  The Company has concluded that any cash settlement obligation represented by its outstanding options and warrants would be triggered only by a contingent event that is both not probable and is outside the control of the equity holder.

Most of the Company’s outstanding options and warrants were issued to officers, directors and employees in compensatory transactions accounted for under SFAS No. 123R.  Of the 5,812,423 options and warrants outstanding at March 31, 2007, 5,388,269 were issued to officers, directors and key employees.

During 2007 to date, the Company’s common stock has traded in the range of $1.40 - $2.38 per share, with the stock trading in the $2.00 per share range recently.  Presented below is a summary of options and warrants outstanding at March 31, 2007 (including vested and unvested), which represent the Company’s outstanding equity commitments, excluding convertible Sub-Debt Notes and warrants accounted for as derivative liabilities.

Grantee Category	Options and Warrants	Range of Exercise Prices	Exercisable at or Below $5.00 per Share	Exercisable Above $5.00 per Share	Latest Expiration Date

Officers, directors and employees
—Compensatory	5,273,284	$0.50 - $40.00	4,936,973	336,311	09/2012
—Granted as partial consideration for services in conjunction with MediaDefender acquisition	114,985	$1.55	114,985		07/2012
Consultants, advisors and others	424,154	$0.50 - $40.00	352,500	71,654	11/2011

Total	5,812,423		5,404,458	407,965

Of the 424,154 options and warrants issued to consultants, advisors and others, 71,654 are well out-of-the-money (35,967 exercisable at $40.00 per share through June 2007 and 35,687 exercisable at $7.50 per share through September 2008), leaving 352,500 options and warrants.  Of the 352,500 options and warrants, 220,000 are exercisable at $0.50 per share, 82,500 are exercisable at $1.00 per share, and 50,000 are exercisable at prices ranging from $1.55 per share to $2.90 per share.

The Company currently has 60,000,000 shares of common stock authorized, of which 10,194,214 shares of common stock were issued at March 31, 2007, resulting in 49,805,786 unissued shares at such date.  If all of the Company’s equity-based instruments were converted or exercised into shares of common stock in accordance with their respective original terms, without regard to whether such instruments have vested or are in-the-money, approximately 28,000,000 additional shares would be issued, resulting in a total of approximately 38,000,000 shares of common stock issued and outstanding.  Accordingly, this calculation results in approximately 22,000,000 shares of common stock available for issuance, in excess of all equity commitments that the Company currently has outstanding.

The Company has approximately $27,657,000 of Sub-Debt Notes outstanding at March 31, 2007, which are convertible into common stock at $1.55 per share and which represent the single largest component of such potential dilution (approximately 17,850,000 shares).  However, the financing agreements contain provisions that expressly prohibit the Company from issuing shares to a Sub-Debt Note holder if after the conversion, such Sub-Debt Note holder would exceed the respective limit called for in their Sub-Debt Note, either 4.99% or 9.99% of the Company’s outstanding common shares, thus it is very unlikely that all of the 17,850,000 shares issuable to the holders of the Sub-Debt Notes would be issued at one time or even in a short period of time.

Accordingly, based on the foregoing analysis and the Company’s current capital structure, the Company has concluded that it is highly probable that the Company will have sufficient shares available to satisfy its existing option and warrant obligations for the foreseeable future.  The Company will continue to evaluate this issue and if it becomes probable that there are insufficient authorized shares, the Company will consider alternative accounting treatment at that time.

2.                                       We also note that the independent consultant valued all the significant features of the debt; however, a determination was made by the company that the remaining attributes offset and were immaterial.  Please explain to us the nature of these significant features of the debt and how such features were offset and deemed to be immaterial.

Response to Comment 2:

Attached as Exhibit A is a summary of the compound embedded derivatives that were identified and valued by the Company’s independent valuation consultant.  It was determined that certain of these features, including the fair value of the resetting option (a liability), the value of the registration rights penalty (a liability), and the value of the payments in stock option (an asset), were not material on a net (offset) basis, both individually and in the aggregate, for all periods presented.  The net value of these three features was $64,536 at July 28, 2005.  For the subsequent periods from September 30, 2005 through December 31, 2006 (excluding the registration rights amount at December 31, 2006, which was accounted for under EITF 00-19-2 at that date), such amounts ranged from a low of $90,265 (at December 31, 2006, excluding the value of the registration rights penalty, which was accounted for at December 31, 2006 under EITF 00-19-2), to a high of $379,378 at March 31, 2006.  In contrast, the value of the embedded derivative liability was $10,534,102 at July 28, 2005, and then ranged from a low of $18,355,600 (at December 31, 2006) to a high of $39,237,762 at March 31, 2006.  According, as indicated on the attached schedule, the Company concluded that these amounts were not material for all periods presented when compared to the value of the embedded derivative liability at the end of each of such periods.  The Company will continue to review the fair value of the embedded derivative liability at each period end, including the features determined to be immaterial, and will record an adjustment as appropriate.  If these currently non-material features are determined to be material in the future, the Company will recognize and account for such amounts at that time.

3.                                       We also note the disclosure of the assumptions that were used in determining the original valuation of the derivative and warrant liability.  Please provide as well as disclose the assumptions that were used in determining the fair value at year end as well as for the quarters ending September 30, 2005, March 31, 2006, June 30, 2006, and September 30, 2006.

Response to Comment 3:

The following disclosure with respect to the assumptions that were used in determining the original valuation of the derivative and warrant liability was included in Note 5 to the Company’s March 31, 2007 Form 10-QSB Quarterly Report, which was filed with the Commission on May 21, 2007:

The Company, with the assistance of an independent valuation firm, calculated the fair value of the compound embedded derivative associated with the Sub-Debt Notes utilizing a complex, customized, binomial lattice model suitable for the valuation of path-dependent American options.  The model uses the risk neutral binomial methodology to simulate the scenarios and stock price paths.  The model also uses backward dynamic programming to value the payoffs at each node considering all the embedded options simultaneously.  The valuation model used the following assumptions for the original valuation and for each succeeding quarterly valuation:

Embedded derivatives	7/28/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06	3/31/2007

Initial fair value of common stock	$1.43	—	—	—	—	—	—	—
Fair value of common stock at each subsequent reporting ending period end	—	$2.50	$3.30	$4.50	$3.50	$3.25	$2.35	$1.90
Conversion price	$1.55	$1.55	$1.55	$1.55	$1.55	$1.55	$1.55	$1.55
Terminal time period	48 Months	46 Months	43 Months	40 Months	37 Months	34 Months	31 Months	29 Months
Expected return	4.04%	4.18%	4.35%	4.82%	5.10%	4.59%	4.69%	4.58%
Initial volatility factor	55%	—	—	—	—	—	—	—
Volatility factor at each subsequent reporting period	—	54%	59%	56%	63%	63%	53%	60%
Triggering Event One for forced conversion: stock price equal or above:	$2.32	$2.32	$2.32	$2.32	$2.32	$2.32	$2.32	$2.32
Triggering Event Two for forced conversion: daily trading volume equal or above:	200,000 shares	200,000 shares	200,000 shares	200,000 shares	200,000 shares	200,000 shares	200,000 shares	200,000 shares
Lack of liquidity discount for the limitation on conversion	20%	20%	20%	20%	20%	20%	20%	20%

The Company calculated the fair value of the various warrants using the Black-Scholes option-pricing model, using the volatility factor determined by the independent valuation firm.  The valuation model used the following assumptions for the original valuation and for each succeeding quarterly valuation:

Warrant liability	7/28/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06	3/31/2007

Initial fair value of common stock	$1.43	—	—	—	—	—	—	—
Fair value of common stock at each subsequent reporting ending period end	—	$2.50	$3.30	$4.50	$3.50	$3.25	$2.35	$1.90
Exercise price:
Senior warrants	$2.00	$2.00	$2.00	$2.00	$1.85	$1.85	$1.85	$1.85
Sub-debt warrants	$1.55	$1.55	$1.55	$1.55	$1.43	$1.43	$1.43	$1.43
Libra warrants	$2.00	$2.00	$2.00	$2.00	—	—	—	—
Time period:
Senior warrants	84 Months	82 Months	79 Months	76 Months	73 Months	70 Months	67 Months	64 Months
Sub-debt warrants	60 Months	58 Months	55 Months	52 Months	49 Months	46 Months	43 Months	40 Months
Libra warrants	84 Months	82 Months	79 Months	76 Months	—	—	—	—
Expected return	4.04%	4.18%	4.35%	4.82%	5.10%	4.59%	4.69%	4.58%
Initial volatility factor	55%	—	—	—	—	—	—	—
Volatility factor at each subsequent reporting period	—	54%	59%	56%	63%	63%	53%	60%

4.                                       It also appears that the volatility assumption of 55% that was used in determining the value of the embedded derivative and warrants may be low based upon the volatility assumptions of 170% that was used in determining the fair value of stock options granted for 2005 under SFAS 123R.  Please tell us how you determined the volatility and the related assumptions used in determining the embedded derivative and warrants for each period that will be presented.

Response to Comment 4:

For the past several years and in accordance with established public company accounting practice, the Company has consistently utilized the Black-Scholes option-pricing model to calculate the fair value of stock options and warrants issued as compensation, primarily to management, employees and directors.  The Black-Scholes option-pricing model is a widely-accepted method of valuation that public companies typically utilize to calculate the fair value of options and warrants that they issue in such circumstances.

In calculating the Black-Scholes value of stock options and warrants issued, the Company uses the full term of the option, an appropriate risk-free interest rate (generally from 4% to 5%), and a 0% dividend yield.

The Company utilizes the daily closing stock prices of its common stock as quoted on the OTC Bulletin Board to calculate the expected volatility used in the Black-Scholes option-pricing model.  Since the Company’s business operations and capital structure changed dramatically on July 28, 2005 as a result of the acquisition of MediaDefender and the related financing transactions, the Company has utilized daily closing stock prices from August 1, 2005 through each subsequent quarter end to generate a volatility factor for use in calculating the fair value of options and warrants issued during each respective period.  By utilizing daily trading data related to the period of time that reflects the Company’s current business operations, the Company believes that this methodology generates volatility factors that more accurately reflect, as well as adjust for, normal market fluctuations in the Company’s common stock over an extended period of time.  This methodology has generated volatility factors ranging from approximately 163% to 100% during 2005, 2006 and 2007.  These volatility factors have generally trended downward during 2006 and 2007.

The Company’s Sub-Debt Notes contain compound embedded derivatives that required that they be bifurcated from the debt host instrument at the date of issuance and valued.

The calculation of the fair value of the compound embedded derivatives required the use of a more sophisticated valuation model than a Black-Scholes option-pricing model.  Accordingly, the Company retained an independent valuation firm to calculate the fair value of the compound embedded derivatives, and the changes in fair value at each subsequent period end.  The Company, with the assistance of the independent valuation firm, calculated the fair value of the compound embedded derivatives associated with the Sub-Debt Notes by utilizing a complex, customized, binomial lattice model suitable in the valuation of path-dependent American options.  This model utilized subjective and theoretical assumptions that can materially affect fair values from period to period.

The independent valuation firm concluded that the Company’s historical pattern of stock prices as of July 28, 2005, and for some time thereafter, would not provide a sufficient indication of the long-term expected volatility of the Company’s stock going forward for purposes of the calculation of the fair value of the compound embedded derivatives, due to the significant changes in the business operations and capital structure of the Company on July 28, 2005 as a result of the acquisition of MediaDefender and the related financing transactions.  Accordingly, the Company’s independent valuation firm based its calculation of the Company’s expected stock price volatilities on the volatility factors of similar public companies.  The independent valuation firm identified four companies that were similar to the Company in terms of industry, market capitalization, stock price and profitability:  Easylink Services Corporation; Forgent Networks, Inc.; Inforte Corp.; and Think Partnership, Inc.  Using historical stock returns data for a period of one year, the independent valuation firm calculated the volatilities of these companies at the various reporting dates.  The expected volatilities for the Company as of the reporting dates were calculated based on the average of the volatilities of these comparable companies.  The resulting volatilities were then used to calculate the fair value, and the changes in fair value, of the Company’s compound embedded derivative liabilities at each period end.  The Company also utilized these volatilities to calculate the fair value, and the changes in fair value, of the Company’s warrant derivative liabilities at each period end.

Paragraph A32 of SFAS No. 123R lists factors to consider in estimating expected volatility.  The independent valuation firm retained by the Company to value the compound embedded derivatives contained in the Sub-Debt Notes determined that the appropriate methodology to calculate volatility with respect to the Company’s compound embedded derivatives was to consider the Company as similar to a newly public company without a trading history because of the significant transformative changes resulting from the acquisition and financing of the MediaDefender transaction on July 28, 2005.  With reference to newly public companies, section (c) of paragraph A32 of SFAS No. 123R suggests that the expected volatility of similar entities be considered.  The independent valuation firm arrived at this determination due to the Company’s acquisition of MediaDefender on July 28, 2005 and the related equity-based financing transactions that provided the capital to fund the acquisition.

Accordingly, the Company believes that it has used appropriate volatility factors under the circumstances in the calculation of the fair value of its financial instruments, in accordance with standard practices, consistently applied.

The disclosure of the Company’s determination of the volatility and the related assumptions, substantially as described above, was included in the footnotes to the Company’s March 31, 2007 Form 10-QSB Quarterly Report, as filed with the Commission on May 21, 2007.

Note 22 — Subsequent Events, page 103

5.                                       Reference is made to the third paragraph.  We note that the exercise price of the warrants was reduced as an inducement to amend certain provisions of the registration rights agreements and waive certain financial covenants of the financing agreements.  Explain to us how you accounted for this transaction and how you considered SFAS 84.  Also consider disclosing in summary the changes made to the agreements.

Response to Comment 5:

As a result of the $0.15 warrant exercise price reduction offered to the investors in the Senior Financing in April 2006, the Company recorded a charge to operations during the three months ended June 30, 2006 for the aggregate fair value of such exercise price reductions of $423,000 relating to the warrants held and exercised by the Senior Financing investors in April 2006.  The Company provided this consideration primarily in exchange for a waiver of and amendment to certain of the financial covenants contained in the loan agreements entered into in conjunction with the July 2005 acquisition of MediaDefender.  The amount charged to operations was calculated by multiplying the $0.15 reduction, which represented the fair value of the consideration transferred, by the number of warrants that elected to accept the Company’s offer and exercise, as follows:  $0.15 x 2,816,667 = $422,500.

As a result of the $0.12 warrant exercise price reduction provided to the investors in the Sub-Debt Financing in April 2006, the Company recorded a charge to operations during the three months ended June 30, 2006 for the aggregate fair value of such exercise price reductions of $218,000 relating to the warrants held by the investors in the Sub-Debt Financing in April 2006.  The Company provided this consideration in exchange for a waiver of and amendment to certain of the financial covenants contained in the loan agreements entered into in conjunction with the July 2005 acquisition of MediaDefender.  This amount was calculated by determining the difference between the fair value of the warrants held by the investors in the Sub-Debt Financing, based on a comparison of updated Black-Scholes calculations using the original $1.55 exercise price and the reduced $1.43 exercise price.  The Company utilized revised Black-Scholes input metrics to reflect updated changes, in particular to estimated life and volatility.  The result was that the Black-Scholes value of the Sub-Debt warrants was $3.54, based on the original $1.55 exercise price, as compared to a Black-Scholes value of $3.61, based on the reduced exercise price of $1.43.  The amount charged to operations was calculated by multiplying the $0.07 difference ($3.61 - $3.54), which represented the fair value of the consideration transferred, by the number of warrants affected, as follows:  $0.07 x 3,113,709 = $217,960.

As there was no conversion of subordinated convertible notes payable during April 2006 in relation to this transaction, the Company does not believe that SFAS No. 84 was applicable under the circumstances.

Other than the reduction in exercise prices of the warrants and the waiver and amendment to the financial covenants, there were no other changes to the agreements.  These disclosures have been previously included in the Company’s original and as amended filings with the Commission during 2006 and 2007, including the December 31, 2005 Form 10-KSB, the March 31, 2006 Form 10-QSB, the June 30, 2006 Form 10-QSB, the September 30, 2006 Form 10-QSB, the December 31, 2006 Form 10-KSB, and the March 31, 2007 Form 10-QSB.

6.                                       Refer to the first paragraph on page 104.  We note that while the registration statement remains not effective the holders of the debt are entitled to a cash penalty.  We also note that the first cash penalty payment was due on January 30, 2007; however, the company has not made any penalty payments.  Tell us what consideration was given to disclosing the actual cash penalties incurred and how it was recognized in the company’s financial statements.

Response to Comment 6:

The Company’s 2006 audited financial statements were included in the Company’s December 31, 2006 Form 10-KSB Annual Report, as filed with the Commission on April 30, 2007.  On April 19, 2007, when the Company filed its amended and restated financial statements for 2005 and 2006, the Company had not completed the preparation of its December 31, 2006 financial statements, including the accounting for the registration penalty and the determination as to whether to early adopt EITF 00-19-2 at December 31, 2006.  These disclosures regarding the actual cash penalties incurred and how such penalties were accounted for in the December 31, 2006 financial statements have been included in the Company’s December 31, 2006 Form 10-KSB Annual Report and March 31, 2007 Form 10-QSB Quarterly Report, as filed with the Commission on April 30, 2007 and May 21, 2007, respectively.

7.                                       We also note from the company’s Form 10K for the year ended December 31, 2006 that FSP EITF 00-19-2 was early adopted on December 31, 2006.  Please tell us how you met the disclosure requirements within paragraph 12 of FSP EITF 00-19.

Response to Comment 7:

The following is the text of paragraph 12 of FSP EITF 00-19-2 and an indication where the required disclosures have been made in the Company’s filings with the Commission.

The issuer of a registration payment arrangement shall disclose the following information about each registration payment arrangement or each group of similar arrangements.  These disclosures are incremental to the disclosures that may be required under other applicable GAAP and are required even if the likelihood of the issuer having to make any payments under the arrangement is remote.

a.  The nature of the registration payment arrangement, including the approximate term of the arrangement, the financial instrument(s) subject to the arrangement, and the events or circumstances that would require the issuer to transfer consideration under the arrangement.

The required disclosures have been made in note 5 to the December 31, 2006 financial statements included in the December 31, 2006 Form 10-KSB Annual Report and in note 4 to the March 31, 2007 financial statements included in the March 31, 2007 Form 10-QSB Quarterly Report.

b.  Any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives.

There are no settlement alternatives requiring disclosure.

c.  The maximum potential amount of consideration, undiscounted, that the issuer could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued).  If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed.

The required disclosures have been made in note 5 to the December 31, 2006 financial statements included in the December 31, 2006 Form 10-KSB Annual Report and in note 4 to the March 31, 2007 financial statements included in the March 31, 2007 Form 10-QSB Quarterly Report.  The March 31, 2007 Form 10-QSB Quarterly Report includes more detailed disclosure in note 4 in the form of tables presenting the registration penalty obligations and information with respect to the maximum potential amount of consideration payable.

d.  The current carrying amount of the liability representing the issuer’s obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

The required disclosures have been made in note 5 to the December 31, 2006 financial statements included in the December 31, 2006 Form 10-KSB Annual Report and in note 4 to the March 31, 2007 financial statements included in the March 31, 2007 Form 10-QSB Quarterly Report.  In addition, the 2006 financial statements include the estimated liquidated damages payable under registration rights agreements of $3,777,000 as a separate line item in the December 31, 2006 balance sheet, and as a charge to other income (expense) as a separate line item in the 2006 statement of operations.  The March 31, 2007 Form 10-QSB Quarterly Report includes more detailed disclosure in note 4 in the form of tables presenting the registration penalty obligations.

*     *     *     *     *

If you have any questions on the foregoing, please do not hesitate to contact David I. Sunkin, Esq. of Sheppard, Mullin, Richter & Hampton LLP at 213-617-4252.

Sincerely,

/s/ Robert N. Weingarten
Robert N. Weingarten Chief Financial Officer ARTISTdirect, Inc

Exhibit A

ARTISTDIRECT - SUMMARY OF OPTIONS VALUATIONS

		July 28, 2005			September 30, 2005			December 31, 2005			March 31, 2006

Shares		20,297,097			20,297,097			20,047,922			18,035,020
Description		Per Option	Total in $		Per Option	Total in $		Per Option	Total in $		Per Option	Total in $

MATERIAL DERIVATIVE VALUES
[1] Value of the standard conversion option without the embedded derivatives [2] to [6]	+	$0.632	12,831,147	+	$1.492	30,279,758	+	$2.267	45,454,882	+	$3.338	60,206,340
[2] Value of the limitation on conversion feature	-	$0.055	1,116,588	-	$0.169	3,424,975	-	$0.157	3,157,383	-	$0.218	3,938,217
[3] Value option with mandatory conversion	-	$0.058	1,180,456	-	$0.231	4,694,017	-	$0.603	12,095,706	-	$0.944	17,030,362

Net value (liability) of material embedded derivatives +[1] -[2] -[3]	=	$0.519	$10,534,102	=	$1.092	$22,160,766	=	$1.506	$30,201,793	=	$2.176	$39,237,762
IMMATERIAL DERIVATIVE VALUES
[4] Value of the resetting option	+	$0.012	235,068	+	$0.020	396,241	+	$0.011	222,408	+	$0.021	378,868
[5] Value Registration rights penalty	+	$0.005	109,265	+	$0.005	94,723	+	$0.005	91,985	+	$0.004	78,241
[6] Value of the payments in stock option	-	$0.014	279,797	-	$0.008	172,183	-	$0.007	148,726	-	$0.004	77,731

Net value (liability) of immaterial embedded derivatives +[4] +[5] -[6]	=	$0.003	$64,536	=	$0.016	$318,781	=	$0.008	$165,667	=	$0.021	$379,378

		June 30, 2006		September 30, 2006			December 31, 2006

Shares		17,935,020		17,935,020			17,844,050
Description		Per Option	Total in $	Per Option	Total in $		Per Option	Total in $

MATERIAL DERIVATIVE VALUES
[1]Value of the standard conversion option without the embedded derivatives [2] to [6]	+	$2.387	42,805,600	$2.069	37,098,811	+	$1.211	21,612,239
[2] Value of the limitation on conversion feature	-	$0.181	3,246,046	$0.171	3,058,707	-	$0.118	2,101,244
[3] Value option with mandatory conversion	-	$0.517	9,272,141	$0.278	4,988,662	-	$0.065	1,155,395
Net value (liability) of material embedded derivatives +[1] - [2] - [3]	=	$1.689	$30,287,413	$1.620	$29,051,442	=	$1.029	$18,355,600

IMMATERIAL DERIVATIVE VALUES
[4] Value of the resetting option	+	$0.011	197,426	$0.013	239,071	+	$0.011	189,351
[5] Value Registration rights penalty	+	$0.005	91,991	$0.009	168,601	+	$0.177	3,165,018
[6] Value of the payments in stock option	-	$0.006	101,402	$0.005	87,175	-	$0.006	99,086
Net value (liability) of immaterial embedded derivatives +[4] +[5] -[6]	=	$0.010	$188,01	$0.018	$320,497	=	$0.182	$3,255,283